                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)



                               ANDRX CORPORATION
-------------------------------------------------------------------------------
                               (Name of Issuer)


                   Andrx Group Common Stock, $.001 Par Value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   034553107
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                  Page 1 of 5
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CUSIP No. 034553107
          ---------

(1)  Names of Reporting Persons     Chih-Ming J. Chen
                               ------------------------------------------------

     S.S. or I.R.S. Identification Nos. of Above Persons-----------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    (b)


(3)  SEC Use Only--------------------------------------------------------------

(4)  Citizenship or Place of Organization  U.S.A.
                                         --------------------------------------

     Number of      (5) Sole Voting Power         1,044,771/1/
     Shares                              --------------------------------------
     Beneficially   (6) Shared Voting Power       3,327,100/2/
     Owned by                             -------------------------------------
     Each           (7) Sole Dispositive Power    1,044,771/1/
     Reporting                               ----------------------------------
     Person With    (8) Shared Dispositive Power  3,327,100/2/
                                               --------------------------------

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person 4,371,871/2/
                                                                 --------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11) Percent of Class Represented by Amount in Row (9)  6.1%/3/
                                                      -------------------------

(12) Type of Reporting Person (See Instructions)        IN
                                                 ------------------------------


________________________
/1/ Includes 1,000,000 shares of common stock issuable upon the exercise of stock options.

/2/ Includes 3,226,145 shares of common stock held in family limited partnerships, 99,555 shares of common stock held in a charitable family foundation and 1,400 shares of common stock held by Reporting Person's spouse issuable upon the exercise of stock options.

/3/ Calculated on the basis of 70,482,657 shares of common stock outstanding on December 31, 2001.

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Item 1(a) Name of Issuer:

          ANDRX CORPORATION

Item 1(b) Address of Issuer's Principal Executive Office:

          4955 Orange Drive
          Davie, Florida 33314

Item 2(a) Name of Person Filing:

          Chih-Ming J. Chen

Item 2(b) Address of Principal Business Office:

          4955 Orange Drive
          Davie, Florida 33314

Item 2(c) Citizenship:

          U.S.A.

Item 2(d) Title of Class of Securities:

          Andrx Group Common Stock, $.001 Par Value

Item 2(e) CUSIP Number:

          034553107

Item 3    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
          (c), identify the status of the person filing.

          Not applicable

Item 4.   Ownership:

     (a)  Amount beneficially Owned:         4,371,871/1/
                                        -------------------------

     (b)  Percent of Class:                         6.1%/2/
                                        -------------------------
________________________
/1/ Includes 3,226,145 shares of common stock held in family limited partnerships, 99,555 shares of common stock held in a charitable family foundation and 1,400 shares of common stock held by Reporting Person's spouse issuable upon the exercise of stock options.

/2/ Calculated on the basis of 70,482,657 shares of common stock outstanding on December 31, 2001.

                                  Page 3 of 5
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    (c)  Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote      1,044,771/1/
                                                           --------------

         (ii)  Shared power to vote or to direct the vote    3,327,100/2/
                                                           --------------

         (iii) Sole power to dispose or to direct the
               disposition of                                1,044,771/1/
                                                           --------------

         (iv)  Shared power to dispose or to direct the
               disposition of                                3,327,100/2/
                                                           --------------

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10. Certification.

         Not applicable



_____________________
/1/ Includes 1,000,000 shares of common stock issuable upon the exercise of stock options.

/2/ Includes 3,226,145 shares of common stock held in family limited partnerships, 99,555 shares of common stock held in a charitable family foundation and 1,400 shares of common stock held by Reporting Person's spouse issuable upon the exercise of stock options.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 14, 2002                         /s/ Chih-Ming J. Chen
                                         -------------------------------------
                                          CHIH-MING J. CHEN


                                  Page 5 of 5